Exhibit 3

Profits Don’t Always Stick in China’s Web

Wall Street Journal

April 29, 2012

By Tom Orlik

The only thing growing faster than China's e-commerce sector seems to be the losses of firms burning cash to gain market share.

Higher incomes, an expanding pool of Internet users and the rise of smartphones mean online retail in China is booming. In 2011, the number of Internet users rose 12% to 513 million. E-commerce transaction value jumped 55% to 806 billion yuan ($127 billion), according to data from Analysys.

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